Exhibit 99.8

CONSENT OF QUALIFIED PERSON

April 5, 2018

I, José Texidor Carlsson, P.Geo. do hereby consent to the public filing of the report titled “Technical Report on the Siembra Minera Project, Bolivar State, Venezuela” (the Technical Report), prepared for Gold Reserve Inc. and dated March 16, 2018, and to the use of extracts from, or the summary of, the Technical Report in the press release of Gold Reserve Inc. dated March 19, 2018 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) “José Texidor Carlsson”

José Texidor Carlsson, P.Geo.
Senior Geologist

RPA 55 University Ave. Suite 501 | Toronto, ON, Canada M5J 2H7 | T +1 (416) 947 0907	www.rpacan.com